Exhibit 99.6

MODERN MINING TECHNOLOGY CORP.

CONFLICT MINERALS POLICY

Modern Mining’s Commitment

Modern Mining Technology Corp. (Modern Mining) is committed to ethical business practices, responsible mining and metallurgical practices, and sustainable developments. Modern Mining supports the humanitarian goal of ending the violence and human rights abuses in the mining of certain minerals in the Democratic Republic of Congo and surrounding countries (collectively, the “DRC”).

Modern Mining is fully committed to complying with applicable U.S. federal, state and local legislation, as well as applicable regulatory requirements, intended to address these humanitarian and commercial concerns, including the rules adopted by the U.S. Securities Exchange Commission (“SEC”), as required under the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”), impose disclosure and reporting requirements on the use of “conflict minerals” (tantalum, tin, tungsten and gold, or “3TGs”).

We are implementing a reasonable process which will conduct a reasonable country of origin inquiry based on a review of its business operations to determine whether any of the 3TG contained in its products came from recycled or scrap sources or if it did not, whether the 3TG originated in the DRC region.

Modern Mining is also committed to complying with all the conflict mineral requirements under the Act and all the rules and regulations issued by the SEC.

This policy will be reviewed annually and updated as needed. Questions regarding this Policy may be addressed to the President & Chief Executive Officer of the Company.

Effective as of May 19, 2022